UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                               (Amendment No. 8)

                   Under the Securities Exchange Act of 1934

                        PRG-SCHULTZ INTERNATIONAL, INC.
                  ------------------------------------------
                              (Name of Issuer)

                                 COMMON STOCK
                      -------------------------------------
                         (Title of Class of Securities)

                                  69357C107
                                  ---------
                               (CUSIP Number)

                               Murray A. Indick
                           Blum Capital Partners, L.P.
                        909 Montgomery Street, Suite 400
                           San Francisco, CA 94133
                               (415) 434-1111
                               --------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              May 13, 2003
                            -----------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                Page 1 of 16




CUSIP NO. 69357C107              SCHEDULE 13D                     Page 2 of 16

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                      BLUM CAPITAL PARTNERS, L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3205364
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       15,607,908**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  15,607,908**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,607,908**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               23.26%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                           PN, IA

------------------------------------------------------------------------------
** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!






CUSIP NO. 69357C107              SCHEDULE 13D                     Page 3 of 16

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON               RICHARD C. BLUM & ASSOCIATES, INC.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-2967812
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       15,607,908**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  15,607,908**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,607,908**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               23.26%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------
** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!





CUSIP NO. 69357C107              SCHEDULE 13D                     Page 4 of 16

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                        BLUM STRATEGIC GP, L.L.C.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3303831
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       15,607,908**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  15,607,908**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,607,908**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               23.26%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                   OO (Limited Liability Company)

------------------------------------------------------------------------------
** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 69357C107              SCHEDULE 13D                     Page 5 of 16

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                 BLUM STRATEGIC PARTNERS II, L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3395151
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       15,607,908**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  15,607,908**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,607,908**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               23.26%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               PN

------------------------------------------------------------------------------
** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!





CUSIP NO. 69357C107              SCHEDULE 13D                     Page 6 of 16

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                     BLUM STRATEGIC GP II, L.L.C.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3395150
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       15,607,908**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  15,607,908**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,607,908**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               23.26%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                   OO (Limited Liability Company)

------------------------------------------------------------------------------
** See Item 5




CUSIP NO. 69357C107              SCHEDULE 13D                    Page 7 of 16

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                                  RICHARD C. BLUM

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                               U.S.A.

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       15,607,908**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  15,607,908**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,607,908**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               23.26%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               IN

------------------------------------------------------------------------------
** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!






CUSIP NO. 69357C107              SCHEDULE 13D                     Page 8 of 16


Item 1.  Security and Issuer
----------------------------

This Amendment No. 8 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on September 23, 2002 by Blum Capital Partners, L.P., a California limited partnership, ("Blum L.P."); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); Blum Strategic GP, L.L.C., a Delaware limited liability company ("Blum GP"); Blum Strategic GP II, L.L.C., a Delaware limited liability company ("Blum GP II"); Blum Strategic Partners II, L.P., a Delaware limited partnership ("Blum Strategic II"); and Richard C. Blum, the Chairman and a substantial shareholder of RCBA Inc. and a managing member of Blum GP and Blum GP II (collectively, the "Reporting Persons"). This amendment to the Schedule 13D relates to shares of Common Stock of PRG-Schultz International, Inc., a Georgia corporation (the "Issuer") that were acquired upon the exercise of an option acquired in a privately-negotiated transaction. The principal executive office and mailing address of the Issuer is 600 Galleria Parkway, Suite 100, Atlanta, Georgia 30339-5986. The following amendments to the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the
Schedule 13D.

Item 2.  Identity and Background
--------------------------------

Item 2 of the Schedule 13D is hereby amended to include the following additional information:

Since the filing of Schedule 13D, there have been changes to the executive officers and directors of RCBA Inc. and Blum L.P.

The principal business office address of Blum L.P. and RCBA Inc. is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the executive officers and directors of RCBA Inc., their addresses, citizenship and principal occupations are as follows:

Name and               Business              Citizenship  Principal Occupation
Office Held            Address                             or Employment
--------------------  ----------------------- ---------  --------------------

Richard C. Blum        909 Montgomery St.       USA      President & Chairman,
President,             Suite 400                         Blum L.P.
Chairman & Director    San Francisco, CA 94133

Nils Colin Lind        909 Montgomery St.       Norway   Managing Partner,
Managing Partner       Suite 400                         Blum L.P.
& Director             San Francisco, CA 94133

Claus J. Moller        909 Montgomery St.       Denmark  Managing Partner,
Managing Partner       Suite 400                         Blum L.P.
& Director             San Francisco, CA 94133




CUSIP NO. 69357C107              SCHEDULE 13D                     Page 9 of 16


Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------

John C. Walker         909 Montgomery St.       USA      Partner,
Partner                Suite 400                         Blum L.P.
                       San Francisco, CA 94133


Kevin A. Richardson II  909 Montgomery St.       USA       Partner,
Partner                 Suite 400                          Blum L.P.
                        San Francisco, CA 94133

Jose S. Medeiros        909 Montgomery St.       Brazil    Partner,
Partner                 Suite 400                          Blum L.P.
                        San Francisco, CA 94133

Kerry L. Nelson         909 Montgomery St.       USA       Partner,
Partner                 Suite 400                          Blum L.P.
                        San Francisco, CA 94133

Jeffrey A. Cozad        909 Montgomery St.       USA       Partner,
Partner                 Suite 400                          Blum L.P.
                        San Francisco, CA 94133

Marc T. Scholvinck      909 Montgomery St.       USA       Partner & Chief
Partner, Chief          Suite 400                          Financial Officer,
Financial Officer,      San Francisco, CA 94133            Blum L.P.
Assistant Secretary
& Director

Murray A. Indick        909 Montgomery St.       USA       Partner and
Partner, General        Suite 400                          General Counsel,
Counsel & Secretary     San Francisco, CA 94133            Blum L.P.

Since the filing of Schedule 13D, there have been changes to the members of Blum GP.

The principal business office address of Blum GP is 909 Montgomery Street, Suite 400, San Francisco, CA 94133. The names of the managing members and members of Blum GP, their addresses, citizenship and principal occupations are as follows:

Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------
Richard C. Blum        909 Montgomery St.       USA      President & Chairman,
Managing Member        Suite 400                         Blum L.P.
                       San Francisco, CA 94133




CUSIP NO. 69357C107              SCHEDULE 13D                    Page 10 of 16


Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------

Nils Colin Lind        909 Montgomery St.       Norway   Managing Partner,
Managing Member        Suite 400                         Blum L.P.
                       San Francisco, CA 94133

Claus J. Moller        909 Montgomery St.       Denmark  Managing Partner,
Managing Member        Suite 400                         Blum L.P.
                       San Francisco, CA 94133

John C. Walker         909 Montgomery St.       USA      Partner,
Member                 Suite 400                         Blum L.P.
                       San Francisco, CA 94133

Kevin A. Richardson II 909 Montgomery St.       USA      Partner,
Member                 Suite 400                         Blum L.P.
                       San Francisco, CA 94133

Jose S. Medeiros       909 Montgomery St.       Brazil   Partner,
Member                 Suite 400                         Blum L.P.
                       San Francisco, CA 94133

Kerry L. Nelson        909 Montgomery St.       USA      Partner,
Member                 Suite 400                         Blum L.P.
                       San Francisco, CA 94133

Jeffrey A. Cozad       909 Montgomery St.       USA      Partner,
Member                 Suite 400                         Blum L.P.
                       San Francisco, CA 94133

Marc T. Scholvinck     909 Montgomery St.       USA      Partner & Chief
Member                 Suite 400                         Financial Officer,
                       San Francisco, CA 94133           Blum L.P.

Murray A. Indick       909 Montgomery St.       USA      Partner and
Member                 Suite 400                         General Counsel,
                       San Francisco, CA 94133           Blum L.P.

Since the filing of Schedule 13D, there have been changes to the members of Blum GP II.

The principal business office address of Blum GP II is 909 Montgomery Street, Suite 400, San Francisco, CA 94133. The names of the managing members and members of Blum GP II, their addresses, citizenship and principal occupations are as follows:





CUSIP NO. 69357C107              SCHEDULE 13D                    Page 11 of 16

Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------
Richard C. Blum       909 Montgomery St.       USA       President & Chairman,
Managing Member       Suite 400                          Blum L.P.
                      San Francisco, CA 94133

Nils Colin Lind       909 Montgomery St.       Norway    Managing Partner,
Managing Member       Suite 400                          Blum L.P.
                      San Francisco, CA 94133

Claus J. Moller       909 Montgomery St.       Denmark   Managing Partner,
Managing Member       Suite 400                          Blum L.P.
                      San Francisco, CA 94133

John C. Walker        909 Montgomery St.       USA       Partner,
Managing Member       Suite 400                          Blum L.P.
                      San Francisco, CA 94133

Kevin A. Richardson II 909 Montgomery St.      USA       Partner,
Managing Member        Suite 400                         Blum L.P.
                       San Francisco, CA 94133

Jose S. Medeiros      909 Montgomery St.       Brazil    Partner,
Managing Member       Suite 400                          Blum L.P.
                      San Francisco, CA 94133

Kerry L. Nelson       909 Montgomery St.       USA       Partner,
Member                Suite 400                          Blum L.P.
                      San Francisco, CA 94133

Jeffrey A. Cozad      909 Montgomery St.       USA       Partner,
Member                Suite 400                          Blum L.P.
                      San Francisco, CA 94133

Marc T. Scholvinck    909 Montgomery St.       USA       Partner & Chief
Member                Suite 400                          Financial Officer,
                      San Francisco, CA 94133            Blum L.P.

Murray A. Indick      909 Montgomery St.       USA       Partner and
Member                Suite 400                          General Counsel,
                      San Francisco, CA 94133            Blum L.P.

To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.




CUSIP NO. 69357C107              SCHEDULE 13D                    Page 12 of 16


Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

Item 3 of Schedule 13D is hereby amended as follows:

The source of funds for the acquisition of securities in the transaction described in Item 4 below is the working capital of the Blum Strategic II and Blum Strategic II Partners GmbH & Co. KG. ("Strategic II KG").

Item 4.  Purpose of the Transaction
-----------------------------------

Item 4 of the Schedule 13D is hereby amended to add the following additional information:

On May 13, 2003, Blum Strategic II and Strategic II KG acquired 1,446,168 shares, at $8.72 per share plus accretion at 8% per annum, of the Issuer's Common Stock upon the exercise of an option acquired in a privately negotiated transaction. The exercise of the option and the acquisition of the shares was contemplated as part of the transactions previously reported in the Schedule 13D's Amendment No. 5 and Amendment No. 6.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------
Item 5 of the Schedule 13D is hereby amended as follows:

(a),(b) According to the Issuer's most recent Form 10-Q, there were 61,932,840 shares of Common Stock issued and outstanding as of April 30, 2003.

Based on such information, after taking into account the transactions described in Item 5(c) below, the Reporting Persons report beneficial ownership of the following shares of Common Stock:

(i) 861,800 shares of the Common Stock held by Blum L.P. and RCBA Inc. on behalf of the limited partnerships for which Blum L.P. serves as the general partner, or on behalf of an entity for which Blum L.P. serves as investment advisor, which represents 1.39% of the outstanding shares of the Common Stock;
(ii) 117,700 shares of the Common Stock held by Blum GP on behalf of the limited partnership for which it serves as the general partner, which represents 0.19% of the outstanding shares of the Common Stock; (iii) 8,447,048 shares of the Common Stock held by Blum GP II on behalf of the limited partnership for which it serves as the general partner and on behalf of the limited partnership for which it serves as the managing limited partner, which represents 13.64% of the outstanding shares of the Common Stock; and (iv) 776,400 shares of the Common Stock that are legally owned by Carpenters Pension Trust for Southern California ("Carpenters"), 118,200 shares of the Common Stock that are legally owned by United Brotherhood of Carpenters Pension Plan ("UBC") and 118,800 shares of the Common Stock that are legally owned by The Common Fund for the account of its Multi-Strategy Equity Fund ("The Common Fund")(collectively, the "Investment Advisory Clients"), with respect to which Blum L.P. has voting and investment power.




CUSIP NO. 69357C107              SCHEDULE 13D                    Page 13 of 16


The Investment Advisory Clients represent 1.63% of the outstanding shares of the Common Stock. The Common Fund is principally engaged in the business of managing investments for educational institutions. The principal administrative office of The Common Fund is located at 15 Old Danbury Road, Wilton, Connecticut 06897-0812. Each of the Investment Advisory Clients has entered into an advisory agreement with Blum L.P., but none of the Investment Advisory Clients has any contract, arrangement or understanding with any other Investment Advisory Client, or any other Reporting Person, with respect to the acquisition, ownership, disposition or voting of any shares of the Common Stock. Each of the Investment Advisory Clients disclaims membership in a group with any Reporting Person or with any other Investment Advisory Client, and each disclaims beneficial ownership of any shares beneficially owned by the Reporting Persons other than for their own account.

Voting and investment power concerning the above shares are held solely by Blum L.P., Blum GP and Blum GP II. The Reporting Persons therefore may be deemed to be members in a group, in which case the group would be deemed to have beneficial ownership of an aggregate of 10,439,948 shares of the Common Stock, which is 16.85% of the outstanding Common Stock. As the sole general partner of Blum L.P., RCBA Inc. is deemed the beneficial owner of the securities over which Blum L.P. has voting and investment power. As Chairman, director and a substantial shareholder of RCBA Inc., Richard C. Blum might be deemed to be the beneficial owner of the securities beneficially owned by RCBA Inc. Additionally, Mr. Blum may be deemed to be the beneficial owner of the securities over which Blum GP and Blum GP II have voting and investment power.

In the event that the Reporting Persons converted the Convertible Notes into Common Stock (see the Schedule 13D Amendment Number 2, filed by the Reporting Persons on December 5, 2001), the Reporting Persons would be deemed to have beneficial ownership of 15,607,908 shares, and the Issuer would be deemed to have 67,100,800 shares issued and outstanding. The Reporting Persons would thus be deemed to have beneficial ownership of 23.26% of the Common Stock, as follows:

      (i) Blum L.P. and RCBA Inc. would be deemed to have beneficial ownership of 4,091,775 shares, which represents 6.10% on an as converted basis;

      (ii) Blum GP II would be deemed to have beneficial ownership of 10,385,033 shares, which represents 15.48% on an as converted basis;

      (iii) Blum GP would be deemed to have beneficial ownership of 117,700 shares, which represents 0.18% on an as converted basis; and

      (iv) Mr. Blum might be deemed to have beneficial ownership of 15,607,908 shares, which represents 23.26% on an as converted basis.

Although Mr. Blum is joining in this Schedule as a Reporting Person, the filing of this Schedule shall not be construed as an admission that he, or any of the other shareholders, directors or executive officers of RCBA Inc., or any of the managing members and members of Blum GP and Blum GP II, is, for any




CUSIP NO. 69357C107              SCHEDULE 13D                    Page 14 of 16


purpose, the beneficial owner of any of the securities that are beneficially owned by RCBA Inc., Blum GP or Blum GP II.

(c) There were no other reportable transactions other than the transaction described in Item 4 above.

(d) and (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
------------------------------------------------------------------------------

Item 6 to Schedule 13D is hereby amended to add the following information:

None of the Reporting Persons or, to the best knowledge of the Reporting Persons, the other persons named in Item 2, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except (i) as previously disclosed, or (ii) as noted above, Blum L.P. has voting and investment power of the shares held by it for the benefit of Carpenters, UBC and The Common Fund.

Item 7.  Material to be Filed as Exhibits
-----------------------------------------
Exhibit I  Joint Filing Undertaking




CUSIP NO. 69357C107              SCHEDULE 13D                    Page 15 of 16


                                  SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  May 23, 2003

RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By  Richard C. Blum & Associates, Inc.
                                          its general partner



By  /s/ Murray A. Indick              By  /s/ Murray A. Indick
    -------------------------------       -----------------------------------
    Murray A. Indick                      Murray A. Indick
    Partner, General Counsel              Partner, General Counsel
      and Secretary                         and Secretary



 BLUM STRATEGIC GP, L.L.C.             RICHARD C. BLUM


 By  /s/ Murray A. Indick               /s/ Murray A. Indick
     -------------------------------  ---------------------------------------
     Murray A. Indick, Member         By  Murray A. Indick, Attorney-in-Fact




BLUM STRATEGIC GP II, L.L.C.               BLUM STRATEGIC PARTNERS II, L.P.
                                           By:  Blum Strategic GP II, L.L.C.,
                                                  its General Partner


 By  /s/ Murray A. Indick                 By  /s/ Murray A. Indick
    ----------------------------             ----------------------------
     Murray A. Indick, Member                 Murray A. Indick, Member







CUSIP NO. 69357C107             SCHEDULE 13D                    Page 16 of 16


                                   Exhibit I
                           JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:  May 23, 2003

RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By  Richard C. Blum & Associates, Inc.
                                          its general partner



By  /s/ Murray A. Indick              By  /s/ Murray A. Indick
    -------------------------------       -----------------------------------
    Murray A. Indick                      Murray A. Indick
    Partner, General Counsel              Partner, General Counsel
     and Secretary                          and Secretary



BLUM STRATEGIC GP, L.L.C.             RICHARD C. BLUM



 By  /s/ Murray A. Indick             /s/ Murray A. Indick
     -------------------------------  ---------------------------------------
     Murray A. Indick, Member         By  Murray A. Indick, Attorney-in-Fact



BLUM STRATEGIC GP II, L.L.C.          BLUM STRATEGIC PARTNERS II, L.P.
                                       By:  Blum Strategic GP II, L.L.C.,
                                             its General Partner


 By  /s/ Murray A. Indick              By  /s/ Murray A. Indick
    ----------------------------          -----------------------------
     Murray A. Indick, Member              Murray A. Indick, Member